Exhibit 99.1
     The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.
     This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase, or subscribe for securities.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) CONNECTED TRANSACTION — SUBSCRIPTION FOR SHARES BY A
CONNECTED PERSON;
(2) WHITEWASH WAIVER; AND
(3) RESUMPTION OF TRADING
THE SUBSCRIPTION
On 1st December, 2008, the Company and Huachen, a controlling Shareholder which is interested in approximately 39.41% of the issued share capital of the Company, entered into the Subscription Agreement in relation to the subscription of 1,313,953,488 new Shares at HK$0.43 each Subscription Share.
The net proceeds from the Subscription in the amount of approximately RMB490 million (equivalent to approximately HK$553.7 million) will be applied in the manner set out in the paragraph headed “Use of proceeds”.
Huachen is a controlling Shareholder and hence a connected person under the Listing Rules. The Subscription contemplated under the Subscription Agreement constitutes a connected transaction under Chapter 14A of the Listing Rules and is subject to the approval of the Independent Shareholders taken on poll at the SGM.
WHITEWASH WAIVER
Under Rule 26 of the Takeovers Code, the issue of the Subscription Shares to Huachen pursuant to the Subscription Agreement will trigger a conditional mandatory offer by Huachen for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it. Application will be made by Huachen to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to the approval of the Independent Shareholders taken on poll at the SGM.
GENERAL
An independent board committee, comprising all the independent non-executive Directors, namely Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, who have no direct or indirect interest in the Whitewash Waiver, has been formed to advise the Independent Shareholders on the terms of the Subscription and the Whitewash Waiver. Mr. Wu Xiao An (also known as Mr. Ng Siu On) is a director of Huachen, Mr. Qi Yumin is a director, the Chairman and President of Huachen, Mr. He Guohua is a director and Vice President of Huachen, Mr.

Wang Shiping is a Vice President of Huachen and Mr. Lei Xiaoyang is the Deputy Chief Economist and the General Manager of the Department of Assets Operation of Huachen. Accordingly, none of the Directors other than the independent non-executive Directors is considered to be sufficiently independent to become a member of the Independent Board Committee. Partners Capital International Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Subscription and the Whitewash Waiver. Such appointment has been approved by the Independent Board Committee.
A circular containing, among other things, information relating to the Subscription and the Whitewash Waiver, a letter from the Independent Board Committee and a letter of advice from the independent financial adviser together with a notice convening the SGM will be dispatched to the Shareholders in due course.
RESUMPTION OF TRADING
At the request of the Company, trading in the Shares on the Main Board of the Stock Exchange was suspended with effect from 2:30 p.m. on Monday, 1st December, 2008 pending the release of this announcement.
Application has been made by the Company for the resumption of trading in the Shares on the Main Board of the Stock Exchange with effect from 9:30 a.m. on Wednesday, 3rd December, 2008.
A. THE SUBSCRIPTION
The Subscription Agreement
On 1st December, 2008, the Company and Huachen, a controlling Shareholder which is interested in approximately 39.41% of the issued share capital of the Company, entered into the Subscription Agreement in relation to the subscription of 1,313,953,488 new Shares at HK$0.43 each Subscription Share.
Huachen is a state-owned limited liability company which was established under the laws of the PRC on 16th September, 2002 and is wholly beneficially owned by the Liaoning Provincial Government of the PRC. The principal activities of Huachen is investment holding. The directors of Huachen are Mr. Qi Yumin, Mr. Wu Xiao An (also known as Mr. Ng Siu On) and Mr. He Guohua, all of whom are executive Directors; and Mr. Qin Li, Mr. Zhao Jian and Mr. Tang Qi.
Subscription Price
The subscription price of HK$0.43 each Subscription Share was determined on an arm’s length basis. The Directors consider the Subscription Price to be fair and reasonable. The net price of each Subscription Share is HK$0.42.
The Subscription Monies in the total amount of approximately RMB500 million (equivalent to approximately HK$565 million) is to be settled in cash by Huachen by no later than the date of completion of the Subscription.

The Subscription Price represents:
(i)	a premium of approximately 10.3% to the closing price of HK$0.39 per Share for the morning trading session of the Stock Exchange on 1st December, 2008, the date of the Subscription Agreement;

(ii)	a premium of approximately 13.2% to the closing price of HK$0.38 per Share as stated in the daily quotation sheet of the Stock Exchange on the Last Trading Day;

(iii)	a premium of approximately 24.6% to the average closing price of approximately HK$0.345 per Share as stated in the daily quotation sheet of the Stock Exchange for the last five trading days up to and including the Last Trading Day;

(iv)	a premium of approximately 28.0% to the average closing price of approximately HK$0.336 per Share as stated in the daily quotation sheet of the Stock Exchange for the last 10 trading days up to and including the Last Trading Day; and

(v)	a premium of approximately 35.2% to the average closing price of approximately HK$0.318 per Share as stated in the daily quotation sheet of the Stock Exchange for the last 30 trading days up to and including the Last Trading Day.
Ranking of the Subscription Shares
The Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Subscription Shares. The Subscription Shares will be issued and allotted pursuant to a specific mandate to be approved by the Independent Shareholders at the SGM.
There is no restrictions on subsequent sale of the Subscription Shares.
The Subscription Shares
The Subscription Shares represented approximately 35.80% and 26.36% of the existing issued share capital of the Company and the issued share capital of the Company as enlarged by the Subscription Shares, respectively.
The Subscription Shares will be issued under a specific mandate to be considered by the Independent Shareholders at the SGM. Application will be made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Subscription Shares.
Conditions of the Subscription Agreement
Completion of the Subscription Agreement is conditional upon:
(i)	the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares;

(ii)	the granting of the Whitewash Waiver by the Executive; and

(iii)	the Independent Shareholders approving by way of poll at the SGM the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares to Huachen and the implementation of the transactions contemplated under the Subscription Agreement.
The above conditions cannot be waived by the parties to the Subscription Agreement. In the event that the conditions to the Subscription Agreement are not fulfilled by 22nd May, 2009, or such later date as may be agreed between the Company and Huachen, all rights, obligations and liabilities of the parties in respect of or under the Subscription Agreement shall cease and terminate, and no party shall have any claim of any nature whatsoever against the other parties under the Subscription Agreement (except in respect of any antecedent breach of any obligation under the Subscription Agreement) other than the refund of the Subscription Monies to Huachen or to deal with the Subscription Monies in such manner as to be agreed between Huachen and the Company upon the occurrence of such event.
Completion shall take place on the third business day after fulfillment of the conditions and shall be no later than 27th May, 2009.
B. USE OF PROCEEDS
The gross proceeds from the Subscription is approximately RMB500 million (equivalent to approximately HK$565 million). After deducting expenses relating to the Subscription, net proceeds in the amount of approximately RMB490 million (equivalent to approximately HK$553.7 million) will be used to reduce the outstanding indebtedness of the Group and for working capital of Shenyang Automotive.
C. REASONS FOR THE SUBSCRIPTION
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The Group would like to raise funds to reduce debt and increase working capital to improve its liquidity and cash flow position. The price of the Shares has been adversely impacted by the current financial turmoil and negative market sentiment. The Company wishes to issue Shares at a premium. Huachen is prepared to subscribe for the Subscription Shares at a premium to the trading price of the Shares and inject cash to further support the business of the Group. The Subscription will provide the Group with additional cash to strengthen its financial position, and to better equip the Group in weathering through the current economic downturn.
The Directors (including the independent non-executive Directors) believe that the terms of the Subscription Agreement are fair and reasonable. Having considered the above factors, the Board is of the view that the Subscription is in the interests of the Company and the Shareholders as a whole.
D. SHAREHOLDING STRUCTURE
The following table sets out the shareholding structure of the Company before and after completion of the Subscription:

			Immediately after completion of the
			Subscription (taking into account
			the issue and allotment of the
			Subscription Shares and assuming no
			exercise of the subscription rights
			attaching to the outstanding
			options and the conversion rights
	Existing shareholding		of the convertible bonds)
		Approximate		Approximate
	Number of	percentage	Number of	percentage
	Shares	%	Shares	%
Huachen and parties acting in concert with it (Note 1)	1,446,121,500	39.41	2,760,074,988	55.38
Templeton Asset Management Ltd. (Note 2)	477,219,632	13.00	477,219,632	9.58 (Note 6)
Public Shareholders	1,746,424,768	47.59	1,746,424,768	35.04 (Note 6)
Total	3,669,765,900	100.00	4,983,719,388	100.00

Notes:
1.	The 1,446,121,500 Shares are held by Huachen. The parties acting in concert with Huachen has no interest in the share capital of the Company.

2.	The 477,219,632 Shares in long position are held in the capacity as investment manager.

3.	As at the date of this announcement, none of the Directors is interested in any Shares.

4.	As at the date of this announcement, Mr. Wu Xiao An (also known as Mr. Ng Siu On), an executive Director and the Chairman holds options to subscribe for 2,800,000 Shares, exercisable at any time during 10-year period from 2 June 2001 at the subscription price of HK$1.896 per Share.

5.	Save for the options to subscribe for 2,800,000 Shares mentioned in note 4 above and the zero coupon guaranteed convertible bonds due 2011, as at the date of this announcement, the Company did not have other outstanding options, derivatives, warrants or securities which are convertible or exchangeable into Shares.

6.	Upon completion of the Subscription, the interest of Templeton Asset Management Ltd. will be decreased to 9.58%. It will no longer be a substantial Shareholder and its interest will be counted as part of the public float. Accordingly, the percentage interest of public Shareholders will be 44.62%.
As at the date of this announcement, apart from the outstanding options to subscribe for 2,800,000 Shares held by Mr. Wu Xiao An (also known as Mr. Ng Siu On) referred to in note 4 above, none of Huachen or parties acting in concert with it have any share options granted by the Company nor any other outstanding derivatives in respect of the securities of the Company.
E. WHITEWASH WAIVER
Upon completion of the Subscription, Huachen’s interest in the Company will increase from approximately 39.41% to approximately 55.38%. The parties acting in concert with Huachen has no interest in the share capital of the Company. Under Rule 26 of the Takeovers Code, the issue of the Subscription Shares to Huachen pursuant to the Subscription Agreement will trigger a conditional mandatory offer by Huachen for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it. Application will be made by Huachen to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to the approval of the Independent Shareholders taken on poll at the SGM. Huachen and parties acting in concert with it will abstain from voting on the resolution to approve the Whitewash Waiver at the SGM.

None of Huachen or parties acting in concert with it has acquired any voting rights of the Company for the period from 2nd June, 2008 (being six months prior to the date of this announcement) to the date of this announcement.
Save for the Subscription Agreement, there are no arrangements (whether by way of option, indemnity or otherwise) in relation to the Shares or shares of Huachen and which might be material to the Whitewash Waiver. Other than the Subscription Agreement, there are no agreements or arrangements to which Huachen is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Whitewash Waiver.
None of Huachen or parties acting in concert with it has borrowed or lent any securities of the Company.
F. REQUIREMENTS OF THE LISTING RULES
Huachen is a controlling Shareholder and hence a connected person under the Listing Rules. The Subscription contemplated under the Subscription Agreement constitutes a connected transaction under Chapter 14A of the Listing Rules and is subject to the approval of the Independent Shareholders taken on poll at the SGM.
As at the date of this announcement, Huachen is interested in approximately 39.41% of the issued share capital of the Company. In accordance with the requirements of the Listing Rules, Huachen and its associates will abstain from voting on the resolutions to approve the Subscription Agreement at the SGM.
G. GENERAL
An independent board committee, comprising all the independent non-executive Directors, namely Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, who have no direct or indirect interest in the Whitewash Waiver, has been formed to advise the Independent Shareholders on the terms of the Subscription and the Whitewash Waiver. Mr. Wu Xiao An (also known as Mr. Ng Siu On), is a director of Huachen, Mr. Qi Yumin is a director, the Chairman and President of Huachen, Mr. He Guohua is a director and Vice President of Huachen, Mr. Wang Shiping is a Vice President of Huachen and Mr. Lei Xiaoyang is the Deputy Chief Economist and the General Manager of the Department of Assets Operation of Huachen. Accordingly, none of the Directors other than the independent non-executive Directors is considered to be sufficiently independent to become a member of the Independent Board Committee. Partners Capital International Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Subscription and the Whitewash Waiver. Such appointment has been approved by the Independent Board Committee.
A circular containing, among other things, information relating to the Subscription and the Whitewash Waiver, a letter from the Independent Board Committee and a letter of advice from the independent financial adviser together with a notice convening the SGM will be dispatched to the Shareholders in due course.

H. RESUMPTION OF TRADING
At the request of the Company, trading in the Shares on the Main Board of the Stock Exchange was suspended with effect from 2:30 p.m. on Monday, 1st December, 2008 pending the release of this announcement.
Application has been made by the Company for the resumption of trading in the Shares on the Main Board of the Stock Exchange with effect from 9:30 a.m. on Wednesday, 3rd December, 2008.
I. DEFINITIONS
In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Company”	Brilliance China Automotive Holdings Limited (*), an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Directors”	the directors of the Company;

“Executive”	The Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company which as at the date of this announcement is interested in approximately 39.41% of the issued share capital of the Company;

“Independent Board Committee”	the independent committee of Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Independent Shareholders as to the Subscription and the Whitewash Waiver;

“Independent Shareholders”	Shareholders other than (i) Huachen and its associates and parties acting in concert with it; and (ii) those who are involved or interested in the Subscription;

“Last Trading Day”	the last full trading day immediately before the signing of the Subscription Agreement, ie. 28th November, 2008;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	The People’s Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“RMB”	Reminbi, the lawful currency of the PRC;

“SGM”	the special general meeting of the Company to be convened for the purpose of considering, and if thought fit, approving the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares to Huachen and the implementation of the transactions contemplated under the Subscription Agreement;

“Shareholder(s)”	holder(s) of Shares;

“Shares”	shares at par value of US$0.01 each in the share capital of the Company;

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.*), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and a 51% owned subsidiary of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription”	the subscription for the Subscription Shares as contemplated under the Subscription Agreement;

“Subscription Agreement”	the subscription agreement dated 1st December, 2008 entered into between the Company and Huachen in respect of the Subscription;

“Subscription Monies”	approximately RMB500 million (equivalent to approximately HK$565 million);

“Subscription Price”	HK$0.43 each Subscription Share;

“Subscription Shares”	1,313,953,488 new Shares to be issued and allotted under the Subscription Agreement;

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers;

“US$”	United States dollars, the lawful currency of the United States of America; and

“Whitewash Waiver”	a waiver from the Executive pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code, in respect of the obligations of Huachen and parties acting in concert with it to make a mandatory general offer for all the securities of the Company not already owned by Huachen and parties acting in concert with it which would otherwise arise as a result of the issue and allotment of the Subscription Shares under the Subscription Agreement.
In this announcement, RMB1.00 is taken to be equivalent to HK$1.13. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.
As at the date of this announcement, the Board comprises four executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive Director, Mr. Lei Xiaoyang; and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 2nd December, 2008
The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to Huachen) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and carefully consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.
The directors of Huachen jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and carefully consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.
* For identification purposes only